Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Reporting Issuer

Endeavour Silver Corp. (the "Company" or "Endeavour")

Suite 1130 - 609 Granville Street

Vancouver, British Columbia

V7Y 1G5

Item 2. Date of Material Change

November 21, 2025

Item 3. News Release

The news release describing the material change was disseminated by the Company on November 24, 2025, through GlobeNewswire and a copy was subsequently filed on SEDAR+.

Item 4. Summary of Material Change

On November 24, 2025, the Company announced that it had entered into a definitive share purchase agreement (the "Share Purchase Agreement") with, among others, Guanajuato Silver Company Ltd. ("Guanajuato Silver"), pursuant to which Guanajuato Silver will acquire all of the outstanding shares of Mina Bolañitos, S.A. de C.V. ("Mina Bolañitos") from affiliates of the Company in exchange for total consideration of up to US$50 million comprised of a combination of cash and common shares of Guanajuato Silver ("Guanajuato Shares"). Mina Bolañitos holds the Bolañitos silver and gold mine in Guanajuato, Mexico (the "Bolañitos Mine").

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

Share Purchase Agreement

On November 24, 2025, the Company announced that it had entered into the Share Purchase Agreement with, among others, Guanajuato Silver, pursuant to which Guanajuato Silver will acquire all of the outstanding shares of Mina Bolañitos from affiliates of the Company in exchange for total consideration of up to US$50 million comprised of a combination of cash and Guanajuato Shares (the "Transaction"). Mina Bolañitos holds the Bolañitos Mine.

Total consideration payable on closing of the Transaction is US$40 million (the "Base Consideration"), consisting of US$30 million payable in cash and US$10 million payable in Guanajuato Shares (the "Base Shares") at a deemed price of US$0.2709413 (C$0.3815) per share, being the volume-weighted average price of the Guanajuato Shares on the TSX Venture Exchange ("TSXV") for the ten consecutive trading days ("10-day VWAP") immediately preceding the date of the Share Purchase Agreement and converted to United States dollars using the average exchange rate posted by the Bank of Canada (the "Exchange Rate") on November 20, 2025 (being the business day immediately preceding the date of the Share Purchase Agreement).

In addition to the Base Consideration, Guanajuato Silver has agreed to make two contingent payments to Endeavour (the "Contingent Payments"), each being US$5 million, upon the production of two million and four million ounces of silver equivalent from the Bolañitos Mine, respectively. Each Contingent Payment will be satisfied 50% in cash and 50% in Guanajuato Shares (the "Contingent Shares"), subject to the Maximum Percentage (as defined herein).

The Contingent Shares will be issued at a deemed price per share (the "Contingent Share Issue Price") equal to the greater of (i) the 10-day VWAP of the Guanajuato Shares on the TSXV as at the applicable milestone payment date (the "Market Price"), and (ii) the minimum price permitted by the TSXV after giving effect to the maximum discount permitted thereby, in each case converted to United States dollars using the Exchange Rate on the business day immediately preceding the applicable milestone payment date. If applicable, Guanajuato Silver will make an additional cash payment to the Company equal to any aggregate shortfall in value between the Market Price and the Contingent Share Issue Price with respect to each Contingent Payment.

The number of Contingent Shares issuable to Endeavour is subject to a maximum ownership percentage of 9.9% of the issued and outstanding Guanajuato Shares (the "Maximum Percentage"). In the event that an issuance of Contingent Shares would result in the Company and its affiliates holding more than the Maximum Percentage, any remaining unpaid portion of the contingent payment amount (after issuing Contingent Shares up the Maximum Percentage) will be payable in cash.

In connection with the Transaction, Endeavour and Guanajuato Silver have agreed to enter into an investor rights agreement (the "Investor Rights Agreement") at closing which will include, among other things, participation rights in favour of the Company. Pursuant to the Investor Rights Agreement, the Company will also agree to vote its Guanajuato Shares in accordance with recommendations of the Guanajuato Silver board of directors in respect of general matters for a period of twelve months and to certain restrictions on transfer on the Base Shares issuable pursuant to the Share Purchase Agreement. All Base Shares will be subject to voluntary restrictions on transfer for a period of twelve months, after which 50% of the Base Shares will be subject to restrictions for an additional two years.

Closing of the Transaction remains subject to the satisfaction or waiver of customary closing conditions, including, among other things, receipt of all required regulatory approvals and entry into the Investor Rights Agreement. The Share Purchase Agreement provides for a reciprocal termination fee of US$2.5 million (the "Termination Fee"), payable by Endeavour or Guanajuato Silver in certain circumstances. The Termination Fee may be satisfied either (i) entirely in cash or, at the election of the applicable payor, (ii) by paying US$1 million in cash and settling the remaining US$1.5 million through the issuance of common shares of the payor, subject to stock exchange approval. Any such shares will be issued at a deemed price equal to the 10-day VWAP on the applicable exchange as of the termination date, converted to U.S. dollars using the Exchange Rate on the business day immediately preceding the termination date.

The Company did not pay any finders' fees in connection with the Share Purchase Agreement.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8. Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Elizabeth Senez
Chief Financial Officer
Tel: 236-558-7168

Item 9. Date of Report

November 25, 2025